SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem net income before minority interest
grows to R$ 1 billion in 2007

EBITDA in the year of R$ 3.2 billion

São Paulo, February 20, 2008 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest Brazilian industrial company owned by the private sector, announces today its results for the fourth quarter of 2007 (4Q07).
With the acquisition of the petrochemical assets of the Ipiranga Group by Braskem and Petrobras in the respective proportions of 60/40, Braskem took over the management of these assets as of April 18, 2007. Accordingly, this release is based on consolidated information that includes 100% of the results of Ipiranga Química, Ipiranga Petroquímica and Copesul, with the respective elimination of the minority interests at all these companies, as well as the pro rata consolidation (in accordance with CVM Instruction 247) of the interests in Petroflex Indústria e Comércio S/A (Petroflex), which is currently being divested, and Cetrel S.A. - Empresa de Proteção Ambiental. To facilitate comparisons, data for fiscal year 2006 are stated on a pro-forma basis, as if the above-mentioned acquisition and its effects on the consolidation had taken place on January 1, 2006. For more details on the effects of the consolidation in the income statement, see Exhibit II at the end of this release.
The information used to prepare the pro-forma financial information is derived from financial interim statements reviewed by independent external auditors.
On December 31, 2007, the Brazilian real/U.S. dollar exchange rate was R$ 1.7713/US$ 1.00.

1. HIGHLIGHTS:

1.1 Results:

1.1.1 Record resin production and sales in 2007:
In fiscal year 2007, Braskem registered an all-time high for thermoplastic resin production of 2.8 million tons. This excellent performance was the result of the competitiveness programs implemented over the past three years aimed at increasing the capacity, efficiency and operational reliability of our plants. Domestic resin sales in 2007 also set a record, posting sales volume of 2.1 million tons, up 8% in relation to 2006. In addition, resin exports totaled 751,000 tons and were concentrated in South America and Europe, where the company’s export sales are most profitable.

1.1.2 Gross and net revenue rise 11% in 2007:
Braskem’s 2007 consolidated gross revenue for 2007 was R$ 23.9 billion, an 11% increase over net revenue of R$ 21.6 billion in 2006. In dollar terms, gross revenue was US$ 12.3 billion, an increase of 24% over dollar-denominated gross revenue of US$ 9.9 billion in 2006 Braskem recorded consolidated net revenue of R$ 18.8 billion in 2007, an increase of 11% in relation to the net revenue of R$ 17.0 billion in 2006, mainly driven by:
• increases in sales volumes: (i) 6% in thermoplastic resins (PE, PP and PVC), with PVC having increased 16%, (ii) 7% in ethylene and propylene, and (iii) 10% in aromatics (benzene, toluene and xylenes)
• increase of 5% in resin prices in alignment with international prices. Additionally, increased revenues from condensate processing at Copesul, in the amount of R$ 767 million was, also, another driver of this revenue growth.
2007 net revenue, in U.S. dollar terms, grew by 24% to US$ 9.7 billion in 2007, up from US$ 7.8 billion in 2006.

For further information visit our website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9744	Phone: (+55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

1.1.3 Consolidated EBITDA1 rises to R$ 3.2 billion in 2007, with margin of 17%:
Braskem consolidated EBITDA was R$ 3.2 billion in 2007, up 5% on the EBITDA of R$ 3.0 billion reported in 2006, driven by the company’s better operating performance, which reflects the effectiveness of its operating and sales strategies, despite the challenging scenario with the hike of 20% in the naphtha price in dollar terms, over the same comparison period the Brazilian real appreciated by 17% against the U.S. dollar.
EBITDA margin was 16.9% in 2007, compared to an EBITDA margin of 17.8% in 2006.
In dollar terms, EBITDA in 2007 was US$ 1.6 billion, an increase of 17% in relation to the EBITDA of US$ 1.4 billion in 2006.

1.1.4 Net Income in 2007 reaches R$ 1 billion before minority interests:
Braskem net income before minority interests , represented by interests held by Petrobras in Ipiranga Química and Copesul, was R$ 957 million in 2007, an increase of 70% from the R$ 564 million posted in 2006. This net income growth reflects the improved operating and financial performance in the year. Net income after minority interests increased four times from 2006 figures and reached R$ 568 million.
The key macro indicators of Braskem's consolidated performance are shown below:

1.2 Strategic Events:

1.2.1 Braskem and Petrobras move forward in the consolidation of the Brazilian petrochemical industry:
Braskem announced the execution of an agreement with Petrobras, Petroquisa, Odebrecht and Norquisa to advance the consolidation of Brazil’s petrochemical industry through the incorporation by Braskem of 100% of the shares held directly or indirectly by Petrobras and Petroquisa in Ipiranga Química, Ipiranga Petroquímica, Copesul, Petroquímica Paulínia and the option held in Petroquímica

____________________
1 EBITDA may be defined as earnings before financial result, income tax and social contribution tax, depreciation and amortization, and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporate Law or U.S. Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

Triunfo. Accordingly, the combined interests of Petrobras and Petroquisa in Braskem will increase from 8.1% to 30% of the voting capital and from 6.8% to 25% of the total capital, excluding shares held in treasury. The operation is expected to be concluded by June 2008, and will result in the issue of 103.4 million new shares in Braskem, composed of 46.9 million common shares and 56.5 million class “A” preferred shares.

1.2.2 Braskem sells its interest in Petroflex:
Strengthening its strategic focus on resins, in December 2007 Braskem entered into, jointly with Unipar and other parties, an agreement to sell shares in Petroflex with the German company Lanxess, under which 72.38% of the common shares and 69.68% of the equity in Petroflex will be sold for the overall price of R$ 527 million. Braskem will divest its entire interest in Petroflex, which consists of 33.57% of the common shares and 33.46% of the preferred shares in the company. Upon conclusion of the transaction, Braskem will enjoy cash inflow of approximately R$ 251 million. The effective transfer of the shares, with corresponding receipt of the sales proceeds, is expected for in the first half of 2008.

1.2.3 Braskem’s Board of Directors approves investment project in Venezuela:
In early January 2008, Braskem’s Board of Directors approved the initial investment of US$ 90 million for the first phase of its projects in Venezuela, including the creation of two joint ventures – Propilsur and Polimerica – in that country on a 50/50 basis with Pequiven to install two integrated petrochemical projects, one for polypropylene and the other for polyethylene. The Board ratified the announcement made by the company concerning the creation of these companies and the signing of the corresponding shareholder agreements. The agreements, which are based on the latest corporate government practices, ensure shared management by the two partners and include a framework for the supply of raw materials at competitive costs. These US$ 90 million will be used to conclude the final step for technical and economic viability assessments. Braskem and Pequiven, through their respective boards of directors, will make the final investment decision, which is expected in the second half of 2008 for the Propilsur project, and in the second half of 2009 for the Polimerica project.

1.2.4 Acquisition of Politeno concluded with final payment of US$ 139.1 million:
In January 2008, Braskem effected the final payment for this acquisition to Suzano Petroquímica, Sumitomo Chemical and Itochu Corporation. The amount of US$ 139.1 million complements the US$ 111.3 million paid in April 2006, and was calculated using an earn out formula based on the performance of the company acquired in the period from May 2006 through October 2007 reflecting the trajectory of the profitability of polyethylenes in the Brazilian market in the period.

1.3 Capital Markets:

1.3.1 Braskem included in ISE index for third year running:
Braskem was included in the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (Bovespa) for the third year in a row. The ISE is composed of 32 Bovespa-listed companies with meet global criteria of sustainability, based on economic, environmental and social dimensions

1.3.2 Braskem receives Affinitas Corporate Governance Award on the Latibex:
In November, Braskem received the Affinitas Award for Excellence in Corporate Governance on the Latibex, the listing segment of the Madrid Stock Exchange for Latin American companies. The award is presented by Affinitas, an important congregation of Latin American law firms, as part of the 9th Latibex Forum, in recognition of efforts by Latin American companies to implement corporate governance best practices and increase transparency.

1.3.3 Braskem selected “Most Shareholder-Friendly Company” in Chemicals & Oil and Gas sector:
In December, Institutional Investor magazine published a poll in which Braskem was selected the “Most Shareholder-Friendly Company” in the Chemicals & Oil and Gas sector: The poll’s respondents were sell-side investors and analysts from around the globe.

1.3.4 Rating agencies upgrade Braskem rating:
For the first time ever, Moody’s assigned a global risk rating of Ba1 to Braskem issues in both local and foreign currencies. Standard & Poor’s upgraded the Company’s global rating from BB with a stable outlook, to BB+ with a stable outlook for issues in both local and foreign currencies. Fitch Ratings also raised the Company’s global risk rating from BB+ with a stable outlook to BB+ with a positive outlook for both local and foreign currencies.

With that, all three major ratings agencies now position Braskem just one notch below investment grade.

1.3.5 Braskem board of directors approves a new Share Buyback program:
The Company’s Board of Directors will submit to the analysis of a Extraordinary Shareholders’ Meeting, to be held on March 6, 2008, the cancellation of R$ 244 million in shares currently held in treasury. The Board has already approved, subject to said cancellation, the new share buyback program, in the estimate amount of R$ 252 million (US$ 150 million), equivalent to 19,862,411 preferred class A shares (10% of free float) for a 360-day period.

2. MESSAGE FROM MANAGEMENT:

Braskem recorded a series of strategic achievements in 2007, a year in which it further confirmed its ability to lead important events in Brazil’s petrochemical industry and report strong financial performance. The acquisition of the petrochemical assets of the Ipiranga Group in partnership with Petrobras announced in March 2007 marked a decisive step in the consolidation of the industry in Brazil. The transaction also represented a considerable advance in Braskem’s size and competitiveness, and paved the way for advances in its strategy of growth with value creation and firmly established the company as the third-largest petrochemical producer in the Americas.

As part of its integration process, in October 2007 Braskem concluded the delisting of Copesul, with its registration on the stock exchange already cancelled.

In parallel, teams formed by members from Braskem, Copesul and Ipiranga concluded the task of identifying best practices at each company, confirming potential synergies of approximately US$ 1.1 billion in net present value.

In late November, the company announced a new agreement with Petrobras, through which the oil company decided to transfer to Braskem its minority interests in Copesul, Ipiranga Petroquímica, Ipiranga Química and Petroquímica Paulínia, as well as an option for its interest in Petroquímica Triunfo. In turn, Petrobras will increased its interest in Braskem from 6.8% to 25% of the total capital.

The agreement concluded a restructuring cycle in Brazil’s petrochemical industry, and was of fundamental importance to Braskem, which expanded its cash flow generation capacity, allowing it to accelerate its growth trajectory and positioning it as the 11th largest petrochemical company in the world in terms of enterprise value.

The initiative also led to the establishment of a new model for the country's petrochemical industry organized around two consolidated and integrated companies able to operate competitively at the global level. Given this scenario, as a relevant minority shareholder and main raw material supplier, Petrobras has a more important role for the industry development.

Braskem also concluded the acquisition and integration of Politeno, which boosted the company's annual polyethylene output by 360,000 tons, concluding the payment of roughly R$ 250 million to Suzano Petroquímica, Sumitomo and Itochu with the price adjusted based on an earn out formula.

With the integration and consolidation of all of these assets, Braskem increased its competitive advantages over peers in terms of both production capacity and the scale of the enterprise. Braskem now boasts annual production capacity of 2.5 million tons of ethylene and 3.3 million tons of thermoplastic resins, with gross revenue in 2007 of R$ 24 billion (US$ 12.3 billion) and EBITDA of R$ 3.2 billion (US$ 1.6 billion).

Braskem also confirmed for March 2008 the operational startup of the Petroquímica Paulínia facility located in São Paulo state, which will expand its annual polypropylene (PP) capacity to 350,000 tons. The initiative represents the first step towards diversifying the raw material matrix of the company’s operations, and will help firm its leadership position in PP in Latin America and its position as the second-largest producer of this resin in the Americas. In addition to its proximity to feedstock from Petrobras refineries, the plant also boasts state-of-the-art technology from Braskem, global scale and is situated near the country's principal consumer market. The project is being implemented within budget and on schedule, demonstrating Braskem’s competent project management capacity, which will be transferred to execute the polypropylene unit in Venezuela.

Braskem also made significant advances on other fronts of its expansion program, which combines competitive access to raw materials and the initial steps in its internationalization process. The companies that should implement two large-scale projects in Venezuela in partnership with Pequiven were effectively constituted. One project, with operational startup expected in late 2010, involves the construction of a PP unit with annual capacity of 450,000 tons, integrated with a propane dehydrogenation unit, which will boost Braskem’s capacity to produce this resin by 40%. The other project involves a unit with annual ethylene capacity of 1.3 million tons from ethane from natural gas integrated with the production of 1.1 million tons of polyethylene (PE) each year. The unit is expected to start up in late 2012, and will boost Braskem’s PE capacity by 50%.

Total projected investment for both projects is approximately US$ 3.5 billion, to be financed through project finance. Braskem and Pequiven will hold equal interests in the projects, and Braskem’s investment is estimated at approximately US$ 500 million by 2012. The terms agreed upon by the two companies for the supply of feedstock ensures competitiveness comparable to production units in the Middle East, and are aligned with Braskem’s competitiveness criteria: global scale, modern technology and access to raw materials at competitive conditions.

Innovation and technological autonomy are important guiding principles in Braskem’s strategy of value creation, and also help leverage the company’s profitability. One of the company’s lines of research and development involves the use of renewable raw materials to produce resins, which culminated in 2007 with the announcement of the world’s first 100% green polyethylene with international certification. Braskem operates its pilot plant at full capacity to supply sample volumes of green polyethylene to clients and has formulated a project to implement a 200,000 ton/year industrial facility with startup expected in early 2010. In recognition of the importance of this development, Braskem received the Global Bioplastics Award in the “Best Innovation in Bioplastics” category from the magazine European Bioplastics News.

From an operational standpoint, Braskem achieved excellent industrial and commercial performances, setting production records at several units, improving its product mix, and growing its sales volumes. Braskem’s thermoplastic resin sales in the domestics market grew by an average of 8% in relation to 2006, and by as much as 16% in the specific case of PVC. This growth path once again illustrates Braskem’s ability to overcome adverse scenarios such as the one in 2007, which combined strong cost pressures sparked by the hike in the price of oil, which reached US$ 100 per barrel.

In 2007, Braskem’s net revenue rose by 11% year-on-year to R$ 18.8 billion, equivalent to US$ 9.7 billion, driven by the higher sales volumes in the domestic market, and the growth of 12% in exports, which accounted for 24% of net revenue, or US$ 2.3 billion. The increase in export revenue was supported by the increase of international prices and the appreciation of our products resulting from selling directly to clients through its own distribution operations in Argentina, the United States and Europe.

Braskem further improved its cash generation capacity, as shown by the EBITDA of R$ 3.2 billion in the year, up 5% in relation to 2006. In this context, EBITDA margin, which reflects the company’s profitability, remained at around 17% and is one of the highest margins in the global petrochemical industry.

Net income before minority interest (Petrobras’ interest in the petrochemical assets of the Ipiranga Group) rose to R$ 1 billion, a historic mark for Braskem that sets a new benchmark for the company. Net income was R$ 568 million, approximately four times higher than in 2006.

Braskem’s Board of Directors will be presenting to the approval of the General Shareholders Meeting, to be held on March 26, 2008, a proposed payment of R$ 278.5 million in dividends to shareholders.

An important development in the company’s financial management was the contracting of the most competitive bridge loan ever by a Brazilian company, which made US$1.2 billion available to Braskem to meet commitments related to the acquisition of the petrochemical assets of the Ipiranga Group. In addition to increasing Braskem’s size and competitiveness, the acquisition helped to improve its level of financial leverage, reducing the net debt/EBITDA ratio in 2007 to close to 2 times. Consequently, international credit rating agencies upgraded Braskem’s credit rating, which now stands just one notch under investment grade.

In line with the objective of continually narrowing the focus on its strategic businesses, in 2007 Braskem sold its stakes in Petroflex, Rionil and Santeno. Another material event in the year was Odebrecht’s decision to convert R$ 1.2 billion in debentures into Braskem stock, underscoring the controlling shareholder’s confidence in the Company’s prospects for increasing in value.

As part of its commitment to sustainability, Braskem has made consistent progress in its Health, Safety and Environmental indicators, continuing on the growth path the company has maintained since its founding. In 2007, it is worthy mentioning the significant improvement in work safety area, proven by a 40% reduction in the accident rate at the company’s units, making Braskem one of the leading companies in its segment. Additionally, waste and effluent generations posted significant declines in relation to 2006. The Company invested R$ 130 million in HSE area in 2007.

In social responsibility, Braskem improved its set of programs focused on environmental education, social inclusion and culture, strengthened by initiatives already sponsored by Copesul, such as Fronteiras do Pensamento (Thought Frontiers), and by Ipiranga. These programs are closely aligned with Braskem’s commitment to make an important contribution to the development of the communities in which it operates.

The integration process of Ipiranga Group’s petrochemical assets expands and adds value to Braskem’s talent pool, strengthening the competencies needed to support its expansion and internationalization programs. At the same time, this process creates opportunities for the personal and professional growth of all employees.

Braskem was selected a model company in sustainability by Revista Exame magazine in 2007, and for the third straight year was included in the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (Bovespa), a portfolio of shares of companies that excel in their practices involving corporate governance and social and environmental responsibility. In 2007, Braskem was also selected as the Brazilian company with the best corporate governance standards on the Latibex segment of the Madrid Stock Exchange.

3. OPERATING PERFORMANCE:

Braskem’s operating strategy is based on optimal use of its assets, which is achieved by maintaining high capacity utilization rates at all of its industrial facilities, while prioritizing the sale of higher value-added products in more profitable markets and segments. This effort has enabled the Company to register high levels of operating reliability, as well as reduce volatility in the capacity utilization rates of its plants.

In 2007, this strategy, together with the higher operating efficiency at facilities following conclusion of the Braskem + program, allowed the company to set new production volume records for all of its main products.

In 4Q07, at the Braskem and Ipiranga Petroquímica units, PP plants operated at 96% capacity utilization rates, PE plants at 88%, due to maintenance stoppages in certain units, and PVC plants at the record capacity utilization rate of 94%. The ethylene capacity utilization rate was 87% at Camaçari unit, due to maintenance programs, and 99% at Copesul.

The evolution of capacity utilization rates for the main products of Braskem consolidated is shown below.

The Polyolefins business (Braskem and Ipiranga Petroquímica) in 4Q07 recorded volume 2% higher year than 4Q06 and 3% lower than in 3Q07, due maintenance stoppages in the quarter. Year-on-year, production volume was up 3% in relation to 2006, underscoring the improvement of operating reliability at our plants. In 2008, given the start of propylene supply by REFAP, located in Canoas, state of Rio Grande do Sul, Braskem expects to increase its polypropylene utilization rates at Ipiranga Petroquímica plants. The Paulínia plant, which starts operating by the end of 1Q08, will use propylene from REVAP, REPLAN and Camaçari, adding value to propylene which is currently exported.
In the Vinyls business, PVC production in 4QO7 increased by 5% against 3Q07 (when unscheduled maintenance stoppages occurred) and remained stable year on year. In 2007, PVC production volume was 5% higher year on year, driven by higher productivity at industrial units. The higher production volume led to a higher capacity utilization rate, which reached 91% in 2007.

In 4Q07, production in the Basic Petrochemicals business (Braskem and Copesul) was down 3% in relation to the previous quarter and stable year on year. Similarly, Aromatics (BTX) production volume in the quarter contracted by 5% versus 3Q07 and remained steady year over year.

In 2007, ethylene, propylene and aromatics production increased by 3% year on year. The main drivers of this improvement in performance were (i) the excellent operating indicators at Copesul, a global benchmark in terms of capacity utilization; (ii) the better operating reliability of the Basic Petrochemicals unit at Camaçari; and (iii) higher ethylene consumption at the Braskem 2nd generation units (thermoplastic resin producers) of the Camaçari Petrochemical Complex in Bahia state.

Since the acquisition of Politeno in April 2006 and more recently with the consolidation of the Copesul and Ipiranga Petroquímica assets, Braskem operations have become fully integrated between 2nd generation (thermoplastic resins) and 1st generation (basic petrochemicals). This integration has been providing an improved operations reliability and, consequently, better product profitability.

The production of polyethylene and PVC uses 100% of ethylene produced internally. PP, from 2008 on, will use propylene from refinery supplied by Petrobras, in addition to propylene internally produced. Braskem, which supplies the domestic and export markets approximately 20% of the propylene internally produced, has been reducing exports with the purpose of adding value internally to this feedstock by expanding its PP productive capacity.

Production Volume (tons)	4Q07 (A)	3Q07 (B)	4Q06 (C)	Change% (A)/ (B)	Change% (A)/ (C)	2007 (D)	2006 (E)	Change% (D)/ (E)

Polyolefins
. PE´s	403,736	422,471	391,388	(4)	3	1,649,546	1,606,403	3
. PP	178,457	177,035	177,756	1	0	708,687	689,091	3
. Total (PE´s + PP)	582,193	599,507	569,144	(3)	2	2,358,233	2,295,494	3

Vynils
. PVC	120,162	114,831	121,515	5	(1)	465,422	444,056	5
. Soda	115,873	114,261	123,541	1	(6)	458,557	449,847	2

Basic Petrochemicals
. Ethylene	581,322	593,470	582,958	(2)	(0)	2,366,149	2,303,984	3
. Propylene	288,959	300,766	286,149	(4)	1	1,184,042	1,154,078	3
. BTX*	242,799	254,569	243,871	(5)	(0)	970,529	943,736	3

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

4. COMMERCIAL PERFORMANCE:

Domestic demand for thermoplastic resins (PE, PP and PVC) was strong in 2007, supported by economic growth and an increase in per-capita disposable income. In 4Q07, the domestic resins demand, as measured by domestic sales + sales with export incentives + imports, grew 3% from the previous quarter and 24% year on year. At the same, the Brazilian market for thermoplastic resins expanded by 10% in 2007, led by the PVC and PP markets, which expanded by 15% and 10%, respectively, driven by the construction, automotive, packaging, consumer electronics, and agribusiness sectors, among others. In the same period the PE market expanded by 7%. Brazilian real appreciation when compared to US dollar has been benefiting imports of resins and manufactured goods, which increased approximately 20% in 2007.

Total sales volume of thermoplastic resins (domestic + export sales) at Braskem was 700,000 tons in 4Q07, an increase of 7% when compared to the 653,000 tons sold in 4Q06. Domestic resins sales increased by 32% over 4Q06, supported by the growth in the Brazilian demand. When compared to 3Q07, volume growth was 1%, in which PVC sales stood out, despite the period seasonality.
In 2007, total thermoplastic resin sales at Braskem consolidated grew 6% to 2.8 million tons, driven by growth of 16% in domestic PVC sales.

The table below shows total domestic and export sales volumes.

Total Sales Volume (tons)	4Q07 (A)	3Q07 (B)	4Q06 (C)	Change% (A)/ (B)	Change% (A)/ (C)	2007 (D)	2006 (E)	Change % (D)/(E)

Polyolefins
. PE´s	386,958	421,683	388,003	(8)	(0)	1,619,659	1,569,254	3
. PP	174,913	177,563	164,263	(1)	6	715,945	679,332	5
. Total (PE´s + PP)	561,871	599,246	552,266	(6)	2	2,335,604	2,248,586	4

Vynils
. PVC	138,040	124,660	100,734	11	37	503,952	432,754	16
. Soda	124,371	112,450	116,091	11	7	452,752	427,942	6

Basic Petrochemicals
. Ethylene	128,858	119,996	123,336	7	4	501,728	461,549	9
. Propylene	113,497	116,737	101,278	(3)	12	474,207	451,032	5
. BTX*	223,948	248,876	226,281	(10)	(1)	910,349	827,471	10

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

In the Company’s Polyolefin business (Braskem and Ipiranga Petroquímica), year-on-year domestic sales volume growth in the 4Q07 once again outpaced industry growth, led by an increase of 33% in PE sales, compared with 21% sales growth in the PE market as a whole. The PE market used the quarter to rebuild inventories to normal levels. In the same period, Braskem’s PP sales grew 23%, in line with sales growth in the market as a whole. PE and PP exports fell 37% in the same period. This result reflects Braskem’s commitment to prioritize profitability in its sales strategy, without jeopardizing its market share or its relationship with customers in the long term.

When compared to 3Q07, Braskem PE and PP sales declined 4% impacted by the usual market seasonality in the period, while exports were reduced in 14%, reflecting the preparatory measures for the maintenance stoppages of Braskem ethylene crackers scheduled for 1H08.

Year on year, Braskem’s 2007 domestic polyethylene (PE) sales grew 7%, in line with sales growth in the market as a whole. As a result of its increased focus on the domestic market, Braskem’s PE exports fell 2% compared with 2006, while domestic PP sales grew 4% in the same period. The market grew faster due to a 60% increase in the volume of Brazilian PP imports (62,000 tons). At the same time, PP exports grew 11%.

In the Company’s Vinyl business, domestic PVC sales grew 40% in 4Q07 compared with 4Q06, exceeding the 31% sales growth recorded for the industry as a whole. Braskem imported 12,000 tons of PVC during 4Q07 in order to meet its customers’ needs while the Company accelerates the investments for production capacity increase.

Braskem’s 4Q07 domestic PVC sales increased 15% from 3Q07, in line with the growth in the overall market, once again driven by improved performance in the construction industry and related sectors. In addition, domestic PVC prices increased by 4% in the same period, given that demand for PVC remains strong and international prices for this resin have been recovering.

Braskem’s domestic PVC sales grew 16% year on year in 2007, mainly driven by the growth of the construction industry (tubing, fittings and sections). And even as domestic demand heated up, PVC exports increased by 7,000 tons in 2007 due to strong demand from Argentina.

In the company’s Basic Petrochemicals business (Braskem and Copesul), 4Q07 ethylene sales volume was 4% higher than in the same quarter of the previous year. Ethylene sales volume for the quarter was up 7% over 3Q07, driven by clients' greater operating stability. The volume of propylene sales, meanwhile, rose 12% and fell 3% in relation to 4Q06 and 3Q07, respectively.

Aromatics sales volume decreased by 10% from 3Q07, mainly due to scheduled maintenance downtime that affected production volume.

Year on year, ethylene and propylene sales volumes were 7% higher in 2007 due to greater manufacturing productivity. Sales volume for aromatics grew 10% while prices increased 13% in terms of U.S. dollars per ton.

5. FINANCIAL PERFORMANCE:

5.1 Net Revenue

Braskem’s consolidated net revenue in 4Q07 was R$ 4.8 billion, an increase of 4%over 3Q07 net revenue. Excluding revenue from Copesul’s condensate processing operations, revenue remained practically flat around R$ 4.5 billion in both 3Q07 and 4Q07. In dollar terms and excluding condensate processing, net revenue grew by US$ 200 million, or 8%. This increase was driven by a number of factors, including: (i) a 1% increase in domestic resin sales, (ii) a 9% increase in the dollar-denominated price of these resins, (iii) a 2% increase in the sales of ethylene and propylene, and (iv) an 8% increase in the dollar-denominated prices of ethylene and propylene. On the other hand, the falling price of aromatics, mainly benzene, caused a negative impact on the Company’s net revenue.

Dollar-denominated net revenue (excluding condensate processing) was 34% higher in the quarter compared with 4Q06, driven by 6% sales growth in resins and a 22% increase in US$/ton resin prices. In Brazilian real terms and also excluding condensate processing, net revenue for the quarter was 11% higher than in 4Q06, mainly due to the 17.0% appreciation of the Brazilian real against the dollar during the period.

Net revenue of R$ 18.8 billion in 2007 was 11% greater than in 2006. In dollar terms, net revenue in the year was US$ 9.7 billion, 24% higher than in the same period of 2006. The main drivers of this increase were the 8% increase in domestic sales of resins, ethylene and propylene, and the 10% increase in international resin prices, which were reflected in local prices as well. A 10% increase in the sales of aromatics in the BTX category (benzene, toluene and xylene) as well as better prices for these products on the international market also contributed to revenue growth.

Also in 2007, Copesul increased its condensate processing operations at the Ipiranga and Alberto Pasqualini (REFAP) refineries in order to improve its productivity and competitive position. These operations contributed R$ 932 million to net revenue in the year, up from R$ 165 million in 2006.

The breakdown of 4Q07 net revenue by product shown below indicates that 64% of net revenue in the quarter came from olefins (ethylene and propylene) and thermoplastic resins:

5.1.1 Exports

Braskem regularly invests in initiatives to strengthen its presence in the international market. To this end, the Company has been building direct relationships with some of its customers since 2006 through proprietary distribution channels in Europe, the United States and Argentina – all markets the Company regards strategic. These investments have resulted in a better sales mix, with more high valued-added products sold at more favorable prices in these markets, especially PE and PP.

Export revenue in 4Q07 reached US$ 582 million (22% of net revenue), a 6% increase over the previous quarter, when exports reached US$ 548 million (23% of net revenue), supported by improvement in resin prices in dollar terms in the fourth quarter. Compared with the same quarter of 2006, export revenue in the quarter remained flat.

As a direct result of the startup of its distribution operations outside of Brazil, Braskem has kept its resin exports to South America at high levels and increased its sales to Europe, since in these markets the Company increased its direct sales to final clients at better prices. Resin exports in these markets correspond to approximately 65% of total exports and, since the beginning of the year exports have increased more than 60%, due to better sales allocation in the export market as a whole.

5.2. Cost of Goods Sold

In the fourth quarter of 2007, Braskem’s cost of goods sold (COGS) was R$ 4.0 billion, 6% higher than in 3Q07. Excluding costs related to Copesul condensate processing in both periods, however, COGS increased by 3%, mainly due to a 3% hike in the price of naphtha and an 8% increase in energy costs (electricity, fuel oil and natural gas).

COGS in the quarter rose 27% in relation to 4Q06, due to increases of 25% in naphtha and 27% in energy costs (electricity, fuel oil and natural gas).
Total COGS in 2007 was R$ 15.2 billion, an increase of 11% over the COGS of R$ 13.7 billion recorded in 2006. Excluding the effects of condensate processing by Copesul, 2007 COGS sold represent a 6% increase over 2006, due to a 7% increase in sales of resins, ethylene, propylene and aromatics and 8% increase in naphtha prices. These increases were partially offset by the 10% appreciation of the Brazilian real against the dollar in the same period.

The average Amsterdam-Rotterdam-Antwerp (ARA) market price of naphtha in 1 4Q07 was US$ 803/ton, a 19% increase when compared to US$ 676/ton in 3Q07 and a 54%-growth over the US$ 523/ton in 4Q06. In the year, the average Amsterdam-Rotterdam-Antwerp (ARA) market price of naphtha reached US$ 676/ton compared to US$ 565/tons in 2006, corresponding to a 20% growth. The impact of naphtha costs on the Company’s costs in 2007 was US$ 885 million.

In 4Q07, Braskem purchased 2,350 thousand tons of naphtha, of which 1,469 thousand tons (63%) were acquired from Petrobras, the Company’s principal raw-materials supplier. The remaining 881,000 tons (37%) were directly imported by the Company, mainly from North Africa and Argentina.

The Company’s costs have been adversely impacted in the last two years by shortfalls and interruptions in the supply of natural gas to Camaçari. In 2007, higher energy costs driven by the use of fuel oil as a substitute for natural gas negatively impacted Braskem results by R$ 52 million.

The depreciation and amortization included in COGS totaled R$ 785 million in 2007, in line with 2006.

5.3. Selling, General and Administrative Expenses

Braskem focuses on maintaining its fixed costs and expenses within parameters that ensure its global competitiveness. To this end, the Company launched a program to reduce fixed costs and expenses at the start of 2Q07. Implementation of the program began in August and its results will be fully captured in 2008, along with the synergies expected to be captured from the consolidation of the Southern Petrochemical Complex.

Selling, general and administrative expenses (SG&A) in the quarter were R$ 339 million, an R$ 44 million increase over SG&A in the third quarter.

Of the two components of SG&A, consolidated general and administrative expenses were R$ 176 million, up from R$ 169 million in 3Q07. The difference is attributable to higher outsourced services costs related to corporate restructuring occurred in 4Q07.

4Q07 general and administrative expenses were R$ 20 million less than in the same period of the previous year, mainly due to decreased spending on personnel.

Braskem’s consolidated selling expenses in 4Q07 were R$ 163 million, a R$ 37 million increase over selling expenses for 3Q07, mainly attributable to higher export volumes of PP and some basic petrochemicals. Selling expenses in 4Q07 were R$ 6 million less than selling expenses in 4Q06.

5.4. EBITDA

Braskem’s consolidated EBITDA for 4Q07 was R$ 648 million compared to an EBITDA of R$ 755 million in the previous quarter. The Company’s solid operating performance, as far as capacity utilization rates and sales policy are concerned, was partially impacted by declining international prices for aromatics and rising raw material and energy costs (electricity, fuel oil and natural gas), which together accounted for R$ 62 million of the difference between the two periods.

Braskem’s 4Q07 EBITDA margin (excepting condensate processing) was 14.1% compared to 16.6% in the previous quarter, on the same basis.

In dollar terms, EBITDA in the quarter was US$ 363 million.

Braskem’s EBITDA for 4Q07 declined by 31% compared with 4Q06, impacted once again by higher costs of raw material and energy and lower prices of aromatics.

In 2007, consolidated EBITDA registered growth of 5% to R$ 3.2 billion, from R$ 3.0 billion in 2006.

5.5. Investments in Subsidiaries and Affiliates

Braskem’s consolidated interest in the earnings of subsidiaries and affiliates in 4Q07 was negative in the amount of R$ 39 million. This figure essentially reflects the amortization of goodwill from investments in Ipiranga Química and Copesul.

The difference of R$ 18 million between the equity in subsidiary and affiliate earnings in 3Q07 and 4Q07 is due to the increase in amortization of goodwill that resulted from the Company increasing its stake in Ipiranga Química and Copesul as part its ongoing acquisition of the petrochemical assets of the Ipiranga Group, mainly the delisting of Copesul. The difference in the Company’s interest in the earnings of subsidiaries and affiliates for 4Q06 was R$12 million, also mainly attributable to the amortization of goodwill related to these newly acquired assets.

(R$ 000)

Equity Income	4Q07	3Q07	4Q06	2007	2006

Equity Income	(1,005)	52	(435)	(784)	(399)
. Rionil	-	90	13	(14)	33
. Others	(1,005)	(38)	(448)	(770)	(432)
FX Variation	(2,120)	(2,751)	(1,652)	(11,572)	(1,423)
Others	3,856	2,806	12,242	15,195	79,174

Sub Total (before amortization)	731	107	10,155	2,839	77,352
Amortization Goodwill	(40,176)	(21,270)	(37,446)	(120,303)	(116,849)

TOTAL	(39,445)	(21,163)	(27,291)	(117,465)	(39,497)

5.6. Net Financial Result

In the fourth quarter of 2007, the consolidated net financial result was a loss of R$ 54 million, compared with a loss of R$ 68 million in 3Q07, representing improvement of 21% (R$ 14 million). The main factor contributing to this improvement was the reduction in the expense related to exchange rate variation within financial revenue due to lower dollar-denominated financial assets and the lower appreciation of the Brazilian real against the dollar between the periods.

The financial result for 4Q07, excluding the effects of foreign exchange and monetary variations, was an R$ 177 million loss, an improvement of 14% over the R$ 207 million loss recorded in 3Q07. Compared to the net financial result for 4Q06, this represents an improvement of 32%.

Excluding foreign exchange and monetary fluctuations, the main factors in this improvement in the financial results from 3Q07 to 4Q07 were: (i) a R$ 37 million reduction in other financial expenses, due to improved results from derivative transactions and a reduction in obligations to suppliers; and (ii) a reduction of R$ 6 million in the interest applicable on tax debt at the Selic rate, due to an overall reduction in long-term tax liabilities. These positive factors offset an R$ 12 million increase in interest and vendor-related expenses in 4Q07 due to an overall increase in gross debt.

Compared with the net financial result for 4Q06, again excluding the effects of foreign-exchange and monetary variations, losses fell by R$ 85 million. The main factors in this improvement were: (i) a R$ 29 million reduction in other financial expenses due to improved results from derivative transactions and a reduction in interest payable to suppliers, (ii) a R$ 20 million decrease in interest and vendor-related expenses, generated by the issuance of convertible debentures and lower interest liabilities attributable to a reduction in the average cost of capital in dollar terms from 9.6% per annum at year-end 2006 to 7.4% per annum at year-end 2007, and (iii) a R$ 20 million reduction in CPMF, IOF and income tax liabilities and bank charges, in line with the volume of funding in each quarter.

In 2007, net financial result was a loss of R$ 284 million, a reduction of R$ 729 million resulting from an R$ 96 million reduction in interest/vendor and from the positive impact of exchange rate variation in the amount of R$ 561 million.

The table below summarizes Braskem’s consolidated financial results on a quarterly basis:

(R$ million)
	4Q07	3Q07	4Q06	2007	2006
Financial Expenses	(32)	(12)	(260)	(84)	(1,023)
Interest / Vendor	(131)	(119)	(151)	(572)	(668)
Monetary Variation	(27)	(54)	(70)	(207)	(257)
Foreign Exchange Variation	201	279	90	1,133	414
CPMF/IOF/Income Tax/Banking Expenses	(29)	(28)	(49)	(128)	(174)
Interest on Fiscal Provisions	(22)	(28)	(27)	(103)	(130)
Other	(24)	(61)	(53)	(208)	(208)
Financial Revenue	(21)	(56)	1	(200)	9
Interest	29	29	19	98	147
Monetary Variation	3	2	18	36	38
Foreign Exchange Variation	(53)	(88)	(36)	(334)	(176)

Net Financial Result	(54)	(68)	(260)	(284)	(1,013)

(R$ million)
	4Q07	3Q07	4Q06	2007	2006

Financial Result excluding F/X and MV	(177)	(207)	(262)	(913)	(1,034)

Foreign Exchange and Monetary Variations:
Foreign Exchange Variation (F/X)	148	191	54	800	239
Monetary Variation (MV)	(24)	(52)	(52)	(171)	(218)

Net Financial Result	(54)	(68)	(260)	(284)	(1,013)

5.7. Net Income

Braskem posted net income including minority interest of R$ 27 million in 4Q07, R$ 105 million less than the net income recorded in 3Q07. The principal factors contributing to this reduction in net income were (i) lower operating income in 4Q07, with an impact of R$ 107 million, and (ii) a nonrecurring reversal in deferred income tax by Ipiranga Petrochemicals in the amount of R$ 143 million.

Net income in 4Q07 was R$ 52 million less than net income in 4Q06, due mainly to a decline in operating income in the quarter.

In 2007, Braskem posted net income of R$ 568 million, an increase of R$ 451 million over the net income of R$ 117 million in fiscal year 2006. The increase was mainly driven by the Company’s improved operating and financial performance in 2007. Earnings per share grew significantly, from R$ 0.31 to R$ 1.26.

Net income before minority interest reached a record R$ 1 billion. Minority interests consist of Petrobras' interests in Ipiranga Química and Copesul, both of which will be incorporated into Braskem in the first half of 2008.

5.8. Free Cash Flow

In 4Q07, operating cash generation reached R$ 908 million, compared with R$ 347 million in the previous quarter. This increase in cash flow generation is principally the result of a significant improvement in the management of working capital, including (i) a reduction in the average time for receipt of payments, which generated R$ 249 million in free cash flows, and (ii) an increase in the average effective time to pay suppliers, which generated R$ 314 million in cash flows.

R$ million	4Q07	3Q07	4Q06	2007	2006

Operating Cash Flow	908	347	1,050	3,122	1,420
Interest paid	(75)	(128)	(179)	(541)	(779)
Investment Activities	(2,105)	(349)	(261)	(3,792)	(1,338)
Share Buy-back/Share redemption[1]	(60)	-	(57)	(60)	(193)
Free Cash Flow (FCF)	(1,332)	(130)	553	(1,272)	(890)

1 In 4Q07 refers to the redemption of Copesul shares

Braskem operating cash flow in 2007 grew by 120%, from R$ 1.4 billion in 2006 to R$ 3.1 billion and was used mainly to support growth projects, through operational investments.

5.9 Capital Structure and Liquidity

As of December 31, 2007, Braskem’s gross debt was R$ 8.4 billion, 23% greater than its gross debt as of September 30, 2007. This increase stems mainly from the acquisition of Copesul’s share, which contributed R$ 1.4 billion to gross debt. The ongoing appreciation of the Brazilian real relative to the U.S. dollar affected dollar-denominated debt and had a positive impact of R$ 111 million in the quarter. Consolidated cash and cash equivalents, on the other hand, increased 24% to R$ 2.3 billion, compared with R$ 1.8 billion in the previous quarter. This increase resulted from an R$ 908 million improvement in cash-flow generation in the fourth quarter.

As a result, Braskem’s consolidated net debt on December 31 was R$ 6.1 billion, an increase of R$ 1.1 billion over the R$ 5.0 billion in net debt as of September 30, 2007. In dollar terms, net debt increased from US$ 2.7 billion as of September 30, 2007 to US$ 3.5 billion as of December 31, 2007, influenced by the 4% appreciation in the Brazilian real in relation to the U.S. dollar for the year.

The company’s financial leverage, expressed as the ratio of net debt to EBITDA in the previous 12 months, increased from 1.44 times at the close of 3Q07 to 1.93 times at the close of 4Q07, mainly due to the disbursement related to the delisting of Copesul. With the conclusion of the acquisition of the petrochemical assets of the Ipiranga Group, by means of an additional disbursement estimated at R$ 633 million and scheduled for 1Q08, we expect that Braskem’s financial leverage is approximately 2.2times

The Company’s average debt maturity fell from 13 years as of September 30, 2007, to 11 years as of December 31, 2007, mainly due to the use of a bridge loan maturing in 2009 in the transaction to acquire the petrochemical assets of the Ipiranga Group. As planned, and whenever the opportunity arises, Braskem intends to replace this bridge loan with structured transactions that will increase its average debt maturity securing a balanced profile of its annual debt repayment schedule. As of year-end 2007, U.S. dollar-denominated debt had grown to 71%, from 64% at the close of 3Q07.

The following graphs show Braskem gross debt by category and index.

The following chart shows the consolidated amortization schedule of the Company as of December 31, 2007.

6. CAPITAL EXPENDITURES:

Braskem’s capital expenditures in 2007, not including capitalized interest, totaled R$ 1.3 billion compared to R$ 1 billion in 2006. These funds were invested in operations, the occupational health and safety and environmental area and information technology, and benefited all of the Company's business units. Braskem completed the 2nd stage of the implementation of its integrated management system (Fórmula Braskem) in 2Q07, investing R$ 39 million in the project during the year.

The Company spent R$ 263 million on scheduled maintenance stoppages in 2007, in keeping with its goal of ensuring that all of its plants operate at high levels of reliability.

Of the R$ 351 million invested in increasing capacity during the year, R$ 302 million was invested in the construction of Petroquímica Paulínia (60% consolidation). Project costs are within the original budget and the plant is expected to start up on schedule in March 2008, demonstrating Braskem’s efficiency in managing its expansion projects.

Besides these operational investments, Braskem also invested R$ 2.4 billion in the acquisition of the Ipiranga Group’s petrochemical assets.

7. CAPITAL MARKETS:

Braskem Class A preferred shares traded on the São Paulo Stock Exchange (BOVESPA: BRKM5) were quoted at R$ 14.40 per share at year end, down 3% compared with year-end 2006. Braskem’s stock price was pressured by an increase of 56% in the price of oil, which is closely correlated with the price of naphtha, our main raw material, during the year.

Braskem’s American depository receipts (NYSE: BAK) were trading at US$ 16.16 as of year-end 2007, gaining 11% in the year, while the Dow Jones Industrial Index advanced 6%. The result reflects the share price in the local market and the 17% appreciation in the Brazilian real.

Braskem shares traded on the Latibex (Latibex: XBRK) closed the year at € 5.65, advancing 6% in the period while the FTSE100 Europe index advanced 4%.

Average daily trading volume in Braskem Class A preferred shares traded on the Bovespa (BOVESPA: BRKM5) grew 8% over trading volume in 2006, from R$ 24.0 million to R$ 26.0 million. Braskem’s U.S. ADR (NYSE: BAK) registered average daily trading volume of US$ 3.8 million in 2007, 26% higher than average daily trading volume in the previous year. Average daily trading volume of Braskem’s Latibex shares (Latibex: XBRK) fell 10% to € 56,800 in 2007, down from € 62,800 in 2006.

In the Ibovespa index portfolio for January-April 2008, Braskem shares are ranked 28th in terms of liquidity and weighted at 1.1% of the total index.

Stock Performance - BRKM5	12/31/2007	09/30/2007	06/30/2007	03/31/2007	12/31/2006
Closing Price (R$ per share)	14.40	17.27	17.26	15.21	14.85
Return in the Quarter (%)	-17	0	13	2	11
Accumulated Return (%)*	466	579	578	498	483
Bovespa Index Accumulated Return (%)*	467	437	383	306	295
Average Daily Trading Volume (R$ thousand)	23,890	25,681	28,135	26,178	23,306
Market Capitalization (R$ million)	6,472	7,762	6,420	5,657	5,521
ADR Performance - BAK (1 ADR = 2 BRKM5)	12/31/2007	09/30/2007	06/30/2007	03/31/2007	12/31/2006
Closing Price (US$ per ADR)	16.16	18.85	18.04	14.69	14.59
Return in the Quarter (%)	(14)	4	23	1	16
Accumulated Return (%)*	879	1,042	993	790	784
Average Daily Trading Volume (US$ thousand)	3,493	4,359	4,305	3,264	2,165
Market Capitalization (US$ million)	3,654	4,221	3,333	2,759	2,583
XBRK Performance on Latibex	12/31/2007	09/30/2007	06/30/2007	03/31/2007	12/31/2006
Closing Price (Euros per Share)	5.65	6.46	6.69	5.71	5.33
Return in the Quarter (%)	(13)	(3)	17	7	(19)
Accumulated Return (%)*	818	935	968	826	771
Average Daily Trading Volume (Thousand Euros)	38,400	39,031	69,368	80,544	11,304
Share Distribution	12/31/2007	09/30/2007	06/30/2007	03/31/2007	12/31/2006
Total Number of Shares (thousand)	449,433	449,433	371,936	370,402	370,402

. Common Shares (ON) - BRKM3	149,811	149,811	123,979	123,492	123,492

. Preferred Shares Class "A" (PNA) - BRKM5	298,819	298,819	247,154	246,107	246,107

. Preferred Shares Class "B" (PNB) - BRKM6	803	803	803	803	803

(-) Shares in Treasury (PNA) (1) - BRKM5	(16,594)	(16,594)	(16,594)	(14,363)	(14,363)

= Total Number of Shares (ex Treasury)	432,838	432,838	355,342	356,039	356,039

* base date 12/31/2002.
Sources: Economática/Braskem

On September 25, 2007, Braskem received its first Transparency Trophy from Anefac, the Brazilian National Association of Financial, Administration and Accounting Executives. The award acknowledges Brazilian publicly traded and limited-liability firms with the best balance sheets. The award demonstrates the importance Braskem places on communication; validates our commitment to transparency in relationships with investors, suppliers, clients and other stakeholders; and exemplifies the respect upon which we base such relationships.

Braskem was included once again in the Corporate Sustainability Index (ISE) on the São Paulo Stock Exchange (Bovespa), as announced in November 2007. Created by the Bovespa in partnership with capital-markets trade associations, the Getúlio Vargas Foundation, the Ethos Institute, and Brazil’s federal ministry of the environment, the index offers investors a portfolio of shares in firms with recognized commitment to social responsibility and a sustainable business model. Thirty-two companies qualified for the ISE in 2007.

Braskem was also named Most Shareholder-Friendly Company in the oil and gas sector, according to a survey published in December by Institutional Investor magazine. The survey was done with investors and sell side analysts from all over the world.

Braskem has made great strides toward the consolidation of the Brazilian petrochemicals industry with the completion of significant transactions, such as the acquisition of the petrochemical assets of the Ipiranga Group and Copesul, and the signing of an investment agreement with Petrobras, which were widely disclosed.

As a result of this process, Braskem has achieved new scale and status, which, combined with the efficient management of its assets, will position it to compete on a higher level and further accelerate its growth. In this new context, Braskem’s directors believe that the full impact of these developments are not reflected in its current share price and strongly believe in the potential for further appreciation of its shares.

• 7.1 Dividends

In accordance with the Company’s dividend policy, Braskem’s board of directors has sent to the General Shareholders Meeting approval the proposed payment of R$ 278.5 million in dividends, representing R$ 0.644624 per preferred and common share for shareholders in classes “A” and “B” and US$ 0.727854 per share for holders of American depositary receipts (ADRs). The meeting is to be held on March 26, 2008.

8. OUTLOOK

Global macroeconomic outlook, while affected in the short term by uncertainties about trends in the U.S. economy and their effect on the rest of the world, points in the direction of steady growth in the global economy. It is also clear that Brazil finds itself better prepared to face a potential slowdown in global growth rates, given its improved macroeconomic situation, as evidenced by its foreign reserves of US$ 185 billion, a historical high.

Under these circumstances, Braskem believes that the global petrochemical sector will benefit from high rates of growth in significant markets for petrochemicals, such as China and India, driven principally by growth in their domestic demand. The levels of ethylene supply the Company we forecast for 2008, moreover, represent growth of nearly 3% over 2007 ethylene production, supporting assumptions that in 2008 capacity utilization rates for ethylene production will be high, which means that prices for resins with viable profit margins should remain stable, despite recent increases in the price of raw materials.

Braskem expects Brazilian GDP to grow 4.5% in 2008, sustained by internal demand driven by higher disposable income and the greater availability of credit at competitive rates and longer terms. Under these assumptions, the Brazilian market for thermoplastics resins should grow between 8% and 10% in 2008, with significant demand from the construction, automobile manufacturing and agribusiness sectors, among others. Braskem expects to benefit from this environment, drawing on its market leadership and unique range of products and services differentiated by technology and innovation. Note that Braskem’s two main petrochemical plants will undergo scheduled maintenance downtime in 2008, according to the following preliminary timetable: Copesul in April and the Camaçari facility in May. The Company has already taken the precautions needed to ensure that this maintenance schedule does not affect the supply of resins to its domestic customers.

Braskem plans to invest R$ 1.3 billion this year, including the scheduled maintenance stoppages mentioned above.

From a strategic standpoint, Braskem has advanced its growth strategy, which focuses on the creation of value for all shareholders, on three fronts: (i) consolidation of the Brazilian petrochemical industry; (ii) increased flexibility in the raw-material supply chain, seeking access to the competitively priced raw materials that are essential to our global competitiveness; and (iii) innovation, with the development of a green polymer manufactured from renewable raw material.

Meanwhile, the acquisition process of the Ipiranga Group’s petrochemical assets is expected to be concluded in 1Q08. Braskem's consolidation strategy is being evaluated by CADE, Brazil’s competition regulator, and based on recent decisions in the sector, the company believes that CADE is likely to approve the transaction without restrictions because there is a consensus that competing in the international market is an important objective for the domestic petrochemical industry.

In the wake of the consolidation process of the Brazilian petrochemical industry, Braskem announced the signing of an agreement between Petrobras/Petroquisa and Odebrecht with the commitment by Petrobras to integrate into Braskem its minority interests in Ipiranga Química, Ipiranga Petroquímica, Copesul, Petroquímica Paulínia and the option to integrate Petroquímica Triunfo. Upon these integrations, scheduled for completion in the first quarter of 2008, Petrobras/Petroquisa will control 25% of Braskem capital stock and 30% of the voting shares.

This integration process will generate synergies worth US$ 1.1 billion in net present value. Braskem began realizing some of these gains in 4Q07 and is focused on realizing the remaining synergies within the next two years. The company expects to capture approximately R$ 200 million in EBITDA on an annualized and recurring basis, R$ 100 million of which already in 2008.

The operations startup of Petroquímica Paulínia plant is scheduled for March 2008. The plant, with a capacity of 350,000 tons of PP, represents a total investment of R$ 704 million, with 65% of the project financed principally by the Brazilian Development Bank (BNDES).

Braskem is also due to expand its production capacity, implementing new projects without abandoning fiscal discipline by making investments that provide returns that exceed the company's cost of capital. These new projects for expanding capacity at existing plants are: (i) an expansion of PP and PE capacity at the Southern Petrochemical Complex, under study; and (ii) an expansion of PVC capacity by 150,000 to 200,000 tons, scheduled for 2010. Also under study is construction of a new PP plant in Camaçari in 2012.

Among the expansion projects designed to increase competitiveness by gaining access to competitively priced raw materials are two joint ventures with Pequiven in Venezuela. PP and PE production will be dedicated to meeting demand for resins from the Venezuelan market and provide a competitive platform for the export of these products to North America, Europe and the western coast of South America.

Shareholders’ agreements for these ventures have already been signed and were designed according to the most modern principles of corporate governance. Consensus-based decision making will predominate, and the respective roles of each JV partner are clearly defined. During 2008, these joint ventures will work to structure their project finance, in collaboration with multilateral credit agencies, export credit agencies, and private and development banks.

On January 15, 2008, Braskem's Board of Directors authorized spending US$ 91 million during 2008 and 2009 on the completion of studies and engineering plans for the two projects. The Company and Pequiven will make a final investment decision once these studies are complete.

On the innovation front, Braskem is building a new plant capable of producing 200,000 tons of green polyethylene per year from sugarcane ethanol, scheduled to come on line in 2010. The first company in the world to produce polyethylene certified as having been manufactured from 100% renewable raw materials, Braskem is currently operating its pilot unit for green polymer production at full capacity – 12 tons per year – at the Company’s Technology and Innovation Center. It is also pursuing a number of ongoing projects with domestic and international market leaders with an interest in partnering with Braskem to realize technological advances that contribute to the cause of sustainability.

Progress on all these strategic fronts contribute to the goal of making Braskem one of the ten largest global petrochemical companies in terms of enterprise valuation, generating value for all its shareholders.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of 10 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes
This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

EXHIBIT I
Consolidated Income Statement (1)
(R$ million)

	4Q07 (A)	3Q07 (B)	4Q06 (C)	Change	Change	2007 (D)	2006 (E)	Change
Income Statement				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)
Gross revenue	6,153	5,936	5,257	4	17	23,870	21,550	11
Net revenue	4,809	4,623	4,223	4	14	18,825	16,969	11
Cost of goods sold	(4,019)	(3,782)	(3,155)	6	27	(15,250)	(13,722)	11
Gross profit	789	841	1,068	(6)	(26)	3,575	3,247	10
Selling expenses	(163)	(126)	(169)	29	(3)	(585)	(514)	14
General and Administrative expenses	(176)	(169)	(196)	4	(10)	(726)	(692)	5
Depreciation and amortization	(129)	(125)	(103)	4	25	(484)	(401)	21
Other operating income (expenses)	5	7	43	(36)	(89)	128	195	(35)
Investments in Associated Companies	(39)	(21)	(27)	86	45	(117)	(39)	197
•Equity Result	1	0	10	-	-	3	77	(96)
•Amortization of goodwill/negative goodwill	(40)	(21)	(37)	89	7	(120)	(117)	3
Operating profit before financial result	287	408	616	(30)	(53)	1,791	1,796	(0)
Net financial result	(54)	(68)	(260)	(21)	(79)	(284)	(1,013)	(72)
Operating profit (loss)	233	340	357	(31)	(35)	1,507	783	92
Other non-operating revenue (expenses)	(41)	(3)	(32)	1,168	-	(69)	(34)	106
Profit (loss) before income tax and social contribution	193	337	325	(43)	(41)	1,438	749	92
Income tax / social contribution	(161)	(93)	(116)	72	38	(462)	(185)	149
Profit Sharing	(7)	(7)	-	9	-	(19)	-	-
Profit (loss) before minority interest	25	237	208	(89)	(88)	957	564	70
Minority Interest	2	(105)	(130)	-	-	(389)	(447)	(13)
Net profit (loss)	27	132	79	(79)	(65)	568	117	387

Earnings per share (EPS)	0.06	0.29	0.21	(79)	(71)	1.26	0.31	302
Earnings per share ex-amortization of goodwill	0.30	0.53	0.49	(45)	(39)	2.22	1.25	78

EBITDA	648	755	938	(14)	(31)	3,177	3,023	5
EBITDA Margin	13.5%	16.3%	22.2%	-2.8 p.p.	-8.7 p.p.	16.9%	17.8%	-0.9 p.p.
-Depreciacion and Amortization	322	326	295	(1)	9	1,268	1,188	7
• Cost	193	201	192	(4)	1	785	787	(0)
• Expenses	129	125	103	4	25	484	401	21

(1) Considers the effects of the acquisition of petrochemical assets of Grupo Ipiranga as of January 1st, 2006.

EXHIBIT II
Consolidated Income Statement by Company
(R$ million)

	Braskem 4Q07						Braskem
Income Statement		IPQ	IQ	Copesul	CVM 247	Eliminations	Consolidated
							4Q07
Gross revenue	4,093	681	195	2,317	116	(1,265)	6,137
Net revenue	3,110	517	147	1,872	96	(945)	4,797
Cost of goods sold	(2,639)	(405)	(128)	(1,702)	(79)	946	(4,007)
Gross profit	471	112	20	170	17	1	789
Selling expenses	(121)	(13)	(6)	(19)	(3)	0	(163)
General and Administrative expenses	(158)	(18)	(7)	11	(4)	0	(176)
Depreciation and amortization	(113)	(3)	(1)	(11)	(0)	0	(129)
Other operating income (expenses)	3	(3)	(2)	6	0	(0)	5
Investments in Associated Companies	41	49	(18)	-	0	(111)	(39)
•Equity Result	74	49	(11)	-	0	(111)	1
•Amortization of goodwill/negative goodwill	(34)	-	(7)	-	-	0	(40)
Operating profit before financial result	123	124	(15)	156	9	(110)	287
Net financial result	(53)	(10)	(3)	12	0	0	(54)
Operating profit (loss)	70	114	(18)	168	9	(110)	233
Other non-operating revenue (expenses)	(16)	(14)	(0)	0	(2)	(9)	(41)
Profit (loss) before income tax and social contribution	54	100	(18)	168	7	(119)	193
Income tax / social contribution	(20)	(111)	0	(27)	(3)	0	(161)
Profit Sharing	-	-	-	(7)	-	0	(7)
Profit (loss) before minority interest	34	(11)	(17)	134	4	(119)	25
Minority Interest	1	(0)	0	-	-	1	2
Net profit (loss)	35	(11)	(17)	134	4	(118)	27

EBITDA	321	85	4	225	12	1	648
EBITDA Margin	10.3%	16.5%	3.0%	12.0%	12.7%	-0.1%	13.5%
-Depreciacion and Amortization	239	10	1	69	3	-	322
• Cost	125	7	-	57	3	-	193
• Expense	113	3	1	11	0	-	129

EXHIBIT III
Consolidated Balance Sheet
(R$ million)

ASSETS	12/31/2007	09/30/2007	Change (%)
	(A)	(B)	(A)/(B)
Current Assets	6,596	6,588	0
• Cash and Cash Equivalents	2,139	1,696	26
• Account Receivable	1,497	1,839	(19)
• Inventories	2,264	2,232	1
• Recoverable Taxes	310	495	(37)
• Dividends/Interest on Owners' Equity	4	0	-
• Advances to Suppliers	73	57	28
• Others*	310	268	15
Long-Term Assets	1,959	2,093	(6)
• Related Parties	49	44	11
• Compulsory Deposits and Escrow accounts	108	124	(13)
• Deferred income taxes and social contribution	395	540	(27)
• Recoverable Taxes	1,175	1,150	2
• Others	232	236	(1)
Fixed Assets	12,337	10,858	14
•Investments	1,073	613	75
•Plant, property and equipment	8,576	8,409	2
•Deferred	2,687	1,837	46

Total Assets	20,892	19,540	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2007	09/30/2007	Change (%)
	(A)	(B)	(A)/(B)
Current	5,923	4,980	19
• Suppliers	2,968	2,750	8
• Short-term financing	1,180	1,247	(5)
• Salaries and social charges	261	220	19
• Dividends/Interest on Owners' Equity	308	8	3,719
• Income Tax Payable	15	269	(94)
• Receivable Taxes	162	175	(8)
• Advances from Clients	23	38	(38)
• Others**	1,006	274	267
Long-Term Liabilities	8,589	7,099	21
• Long-term financing	7,202	5,572	29
• Taxes Payable	1,210	1,300	(7)
• Others	177	227	(22)
Deferred Income	25	27	(7)
Minority Interest	598	1,431	(58)
Shareholders' Equity	5,757	6,003	(4)
• Capital	4,641	4,641	0
• Capital Reserves	458	453	1
• Treasury Shares	(258)	(258)	0
• Profit reserve	915	651	41
• Retained Earnings (Losses)	0	516	(100)

Total Liabilities and Shareholders' Equity	20,892	19,540	(1)

*Includes R$ 137 million in Investments for sale - Petroflex
**Includes R$ 247 million regarding the last installment of the Politeno acquisition and R$ 633 million regarding the remaining portion of the acquisition of the Grupo Ipiranga petrochemical assets

EXHIBIT IV
Consolidated Cash Flow
(R$ million)

Cash Flow	4Q07	3Q07	4Q06	2007	2006
Net Income for the Period	27	132	79	568	117
Expenses (Revenues) not affecting Cash	523	339	427	1,580	1,856
Depreciation and Amortization	322	327	295	1,268	1,188
Equity Result	39	21	27	118	39
Interest, Monetary and Exchange Restatement, Net	61	(101)	(74)	(180)	310
Minority Interest	(2)	105	130	389	447
Others	104	(13)	49	(15)	(129)
Adjusted Profit (loss) before cash financial effects	551	471	506	2,148	1,972
Cash impact from Ipiranga Acquisition	(29)	0	(0)	(30)	140
Asset and Liabilities Variation, Current and Long Term	387	(124)	545	1,003	(693)
Asset Reductions (Additions)	354	123	(8)	1,328	(1,461)

Marketable Securities	15	(128)	156	251	(368)
Account Payable	249	(18)	127	528	(277)
Recoverable Taxes	164	82	(230)	314	(469)
Inventories	(113)	109	(120)	6	(193)
Advances Expenses	(11)	24	(33)	48	(25)
Dividends Received	(0)	2	4	85	16
Other Account Receivables	51	51	89	95	(145)
Liabilities Additions (Reductions)	33	(247)	552	(325)	768

Suppliers	314	1	492	190	555
Advances to Clients	(3)	(9)	(0)	(12)	(24)
Fiscal Incentives	6	18	8	55	73
Taxes and Contributions	(361)	(221)	9	(557)	(60)
Others	78	(37)	44	0	224
Cash resulting from operating activities	908	347	1,050	3,122	1,420
Investment Activities	(2,105)	(349)	(261)	(3,792)	(1,338)
Fixed Assets Sale	27	1	33	29	34
Investment	(563)	2	(21)	(1,346)	(256)
Fixed Assets	(503)	(349)	(279)	(1,394)	(1,074)
Deferred Assets	(1,067)	(3)	6	(1,082)	(42)
Subsidiaries and Affiliated Companies, Net	(3)	(9)	(23)	75	(136)
Financing Activities	1,669	(489)	(419)	770	(368)
Inflows	3,337	1,162	1,056	8,132	6,755
Amortization and Paid Interest	(1,603)	(1,643)	(1,265)	(7,060)	(6,260)
Share Buy-Back	(60)	-	(57)	(60)	(193)
Dividend/Interest attributable to Shareholders	(7)	(8)	(78)	(244)	(613)
Others	1	1	(74)	2	(58)

Cash and Cash Equivalents Increase (Reduction)	470	(500)	348	174	(422)
Cash and Cash Equivalents at the beginning of period	1,421	1,920	1,369	1,717	2,138
Cash and Marketable Securities at the end of period	1,890	1,421	1,716	1,890	1,716

EXHIBIT V
Consolidated Sales Volume – Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Polyolefins Unit
• PE´s - Polyethylene	249,819	250,531	254,151	200,568	227,553	248,365	277,429	267,427
• PP - Polypropylene	140,729	151,330	161,744	123,187	141,496	153,858	156,281	151,190
• Total (PE´s + PP)	390,548	401,861	415,895	323,755	369,049	402,222	433,710	418,617

Vinyls Unit
• PVC - Polyvinyl Chloride	98,914	95,361	109,647	96,434	102,647	110,278	117,444	134,544
• Caustic Soda	104,757	100,485	106,608	109,872	102,818	108,999	112,450	124,371
• EDC	-	-	-	-	-	-	-	-
• Chlorine	14,002	14,499	15,163	15,064	15,333	15,040	15,069	15,215

Basic Petrochemical Unit
• Ethylene	112,076	110,439	108,105	116,315	118,957	115,147	117,287	128,858
• Propylene	90,143	83,865	91,520	76,001	90,604	98,988	95,025	96,629
• Benzene	85,275	88,109	77,127	86,071	83,173	82,697	73,799	83,917
• Butadiene	42,010	51,312	56,556	51,426	52,187	44,316	57,767	55,829
• Toluene	7,921	7,854	8,172	10,810	9,775	5,849	10,156	11,648
• Fuel (m3)	147,192	202,909	159,763	167,487	147,276	112,234	154,839	139,417
• Para-xylene	14,940	9,155	16,425	-	-	-	-	-
• Ortho-xylene	13,241	15,146	16,749	16,518	14,522	16,885	17,358	17,084
• Isoprene	3,290	4,226	3,436	1,859	2,227	1,476	1,254	1,561
• Butene 1	5,875	6,030	6,554	5,962	5,946	5,346	6,653	6,643
• Mixed Xylene	17,310	11,751	16,256	15,917	13,476	15,971	14,582	13,653

Business Development
• PET	9,152	11,297	14,957	15,180	17,475	14,057	13,044	15,757
• Caprolactam	8,927	8,501	4,862	3,445	4,307	4,664	5,059	4,236

EXHIBIT VI
Consolidated Sales Volume – Export Market

EXPORT MARKET - Sales Volume

tons	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Polyolefins Unit
• PE´s - Polyethylene	121,675	155,427	149,647	187,435	160,533	174,567	144,254	119,531
• PP - Polypropylene	20,037	19,455	21,775	41,076	27,499	40,616	21,283	23,723
• Total (PE´s + PP)	141,712	174,882	171,422	228,511	188,032	215,183	165,536	143,254

Vinyls Unit
• PVC - Polyvinyl Chloride	12,831	8,309	6,958	4,300	17,455	10,872	7,216	3,496
• Caustic Soda	-	-	-	6,220	4,113	-	-	-
• EDC	38,980	34,145	17,969	13,002	36,190	12,373	31,202	25,125
• Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	7,593	7,021	9,616	9,155	2,709	-
• Propylene	29,606	25,359	29,261	25,277	24,553	29,828	21,712	16,868
• Benzene	65,202	65,119	82,544	88,594	84,528	87,206	98,278	77,354
• Butadiene	22,144	14,163	8,839	11,437	9,821	12,269	9,939	9,021
• Toluene	-	-	-	-	-	10,496	-	-
• Fuel (m3)	-	11,554	49,199	-	15,614	50,905	19,281	19,471
• Para-xylene	-	13,226	5,248	20,096	23,507	14,695	49,285	33,945
• Ortho-xylene	2,087	4,093	3,556	4,192	4,193	-	-	-
• Isoprene	13	14	14	14	-	830	2,517	836
• Butene 1	5,321	1,599	6,929	4,879	2,809	6,836	-	13,698
• Mixed Xylene	6,912	12,152	10,798	4,263	14,286	19,934	11,472	8,120

Business Development
• PET	425	10,650	1,304	1,000	353	249	516	148
• Caprolactam	4,771	2,871	4,860	5,250	7,788	4,675	5,776	8,459

EXHIBIT VII
Consolidated Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Polyolefins Unit
• PE´s - Polyethylene	787	747	844	737	789	855	1,016	1,003
• PP - Polypropylene	449	475	558	451	497	529	549	526
• Total (PE´s + PP)	1,235	1,222	1,402	1,188	1,286	1,384	1,565	1,529

Vinyls Unit
• PVC - Polyvinyl Chloride	245	228	278	257	255	276	312	373
• Caustic Soda	101	85	85	84	82	88	94	107
• EDC	-	-	-	-	-	-	-	-
• Chlorine	7	7	8	8	9	8	7	7

Basic Petrochemical Unit
• Ethylene	253	257	258	267	273	268	271	305
• Propylene	188	162	209	163	181	212	202	206
• Benzene	127	149	182	198	180	191	159	159
• Butadiene	97	114	139	133	126	105	138	114
• Toluene	12	14	18	18	18	12	19	20
• Fuel	145	208	159	164	142	109	149	132
• Para-xylene	31	20	47	-	-	-	-	-
• Ortho-xylene	26	30	41	39	32	39	40	32
• Isoprene	17	23	19	12	11	7	5	6
• Butene 1	14	14	18	15	15	13	17	18
• Mixed Xylene	33	24	41	37	29	37	33	30

Business Development
• PET	27	33	46	47	54	40	38	43
• Caprolactam	42	41	25	19	25	26	25	20

Resale of Condensate	-	-	0	81	188	367	81	219
Ipiranga Química	112	61	95	98	113	94	98	98
Others	406	271	350	149	339	354	320	352

Total	3,116	2,964	3,420	2,979	3,357	3,630	3,574	3,769

EXHIBIT VIII
Consolidated Net Revenue – Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Polyolefins Unit
• PE´s - Polyethylene	328	404	454	509	447	478	403	325
• PP - Polypropylene	48	50	61	106	73	106	58	62
• Total (PE´s + PP)	376	455	515	615	520	584	460	387

Vinyls Unit
• PVC - Polyvinyl Chloride	23	16	15	10	34	22	15	7
• Caustic Soda	-	-	-	3	3	-	-	-
• EDC	14	17	12	10	26	8	20	16
• Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	17	17	20	18	6	-
• Propylene	49	43	54	53	45	57	43	31
• Benzene	109	117	193	191	185	194	194	128
• Butadiene	42	30	21	28	22	27	21	18
• Toluene	-	-	-	-	-	17	-	-
• Fuel	-	14	60	-	13	55	20	19
• Para-xylene	-	28	12	45	49	33	100	62
• Ortho-xylene	3	6	8	7	8	-	-	-
• Isoprene	0	0	0	0	-	5	14	4
• Butene 1	10	4	14	9	4	13	-	38
• Mixed Xylene	9	21	18	6	18	32	15	10

Business Development
• PET	1	29	2	3	1	1	1	0
• Caprolactam	20	12	22	24	36	23	25	36

Resale of Condensate	-	-	83	-	-	77	-	-
Ipiranga Química	0	0	1	2	1	1	1	1
Others	201	291	255	222	82	173	116	281

Total	858	1,084	1,304	1,244	1,067	1,338	1,050	1,039

EXHIBIT IX
Braskem Income Statement
(R$ million)

	4Q07 (A)	3Q07 (B)	4Q06 (C)	Change	Change	2007 (D)	2006 (E)	Change
Income Statement				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)
Gross revenue	4,093	4,114	3,733	(1)	10	15,931	15,084	6
Net revenue	3,110	3,148	2,974	(1)	5	12,257	11,811	4
Cost of goods sold	(2,639)	(2,629)	(2,335)	0	13	(10,140)	(9,932)	2
Gross profit	471	519	639	(9)	(26)	2,117	1,880	13
Selling expenses	(121)	(87)	(121)	38	(0)	(432)	(369)	17
General and Administrative expenses	(158)	(138)	(154)	14	3	(571)	(533)	7
Depreciation and amortization	(113)	(118)	(99)	(4)	15	(449)	(382)	18
Other operating income (expenses)	3	17	41	(85)	(94)	123	156	(21)
Investments in Associated Companies	41	28	31	45	32	138	139	(1)
•Equity Result	74	42	54	78	39	222	197	13
•Amortization of goodwill/negative goodwill	(34)	(14)	(23)	148	48	(85)	(58)	47
Operating profit before financial result	123	221	337	(45)	(64)	925	891	4
Net financial result	(53)	(54)	(239)	(2)	(78)	(278)	(907)	(69)
Operating profit (loss)	70	168	98	(58)	(29)	647	(16)	-
Other non-operating revenue (expenses)	(16)	(2)	6	645	-	(42)	8	-
Profit (loss) before income tax and social contribution	54	165	104	(68)	(49)	605	(8)	-
Income tax / social contribution	(20)	(32)	(25)	(38)	(21)	(50)	94	-
Profit (loss) before minority interest	34	133	79	(75)	(57)	555	86	546
Minority Interest	1	-	(1)	-	-	1	(2)	-
Net profit (loss)	35	133	78	(74)	(55)	556	84	561

EBITDA	321	446	530	(28)	(40)	1,758	1,661	6
EBITDA Margin	10.3%	14.2%	17.8%	-3.9 p.p.	-7.5 p.p.	14.3%	14.1%	+0.2 p.p.
-Depreciacion and Amortization	239	253	224	(6)	6	971	910	7
• Cost	125	135	125	(7)	(0)	521	527	(1)
• Expense	113	118	99	(4)	15	449	382	18

EXHIBIT X
Braskem Balance Sheet
(R$ million)

ASSETS	12/31/2007	09/30/2007	Change (%)
	(A)	(B)	(A)/(B)
Current Assets	4,363	4,211	4
• Cash and Cash Equivalents	1,248	1,000	25
• Account Receivable	1,025	1,335	(23)
• Inventories	1,551	1,458	6
• Recoverable Taxes	181	188	(4)
• Dividends/Interest on Owners' Equity	45	0	-
• Advances to Suppliers	58	41	40
• Others*	255	189	35
Long-Term Assets	2,386	1,561	53
• Related Parties	55	44	26
• Compulsory Deposits and Escrow accounts	100	103	(3)
• Deferred income taxes and social contribution	366	386	(5)
• Recoverable Taxes	934	921	1
• Others**	931	107	773
Fixed Assets	10,353	9,559	8
•Investments	2,379	1,586	50
•Plant, property and equipment	6,584	6,517	1
•Deferred	1,390	1,456	(5)

Total Assets	17,102	15,331	12

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2007	09/30/2007	Change (%)
	(A)	(B)	(A)/(B)
Current	4,456	3,158	41
• Suppliers	2,459	2,372	4
• Short-term financing	446	254	75
• Salaries and social charges	185	152	22
• Dividends/Interest on Owners' Equity	281	4	7,216
• Income Tax Payable	0	15	-
• Receivable Taxes	95	94	2
• Advances from Clients	13	15	(16)
• Others***	976	253	286
Long-Term Liabilities	6,816	6,101	12
• Long-term financing	5,559	4,742	17
• Taxes Payable	1,117	1,198	(7)
• Others	141	161	(13)
Deferred Income	25	26	(4)
Minority Interest	0	2	-
Shareholders' Equity	5,805	6,043	(4)
• Capital	4,641	4,641	0
• Capital Reserve	458	453	1
• Treasury Shares	(258)	(258)	0
• Profit reserve	950	685	39
• Retained Earnings (Losses)	13	521	(97)

Total Liabilities and Shareholders' Equity	17,102	15,331	12

     EXHIBIT XI
Braskem Cash Flow
(R$ million)

Cash Flow	4Q07	3Q07	4Q06	2007	2006
Net Income for the Period	35	133	78	556	84
Expenses (Revenues) not affecting Cash	295	206	280	709	1,082
Depreciation and Amortization	239	253	223	971	903
Equity Result	(41)	(28)	(31)	(138)	(141)
Interest, Monetary and Exchange Restatement, Net	89	(13)	88	3	510
Minority Interest	(1)	0	1	(1)	2
Others	10	(5)	(1)	(127)	(191)
Adjusted Profit (loss) before cash financial effects	330	340	358	1,265	1,167
Cash impact from Ipiranga Acquisition	(60)	0	0	(60)	0
Asset and Liabilities Variation, Current and Long Term	279	(127)	359	285	(338)
Asset Reductions (Additions)	218	266	(18)	1,329	(767)

Marketable Securities	(29)	70	74	418	(336)
Account Payable	306	(72)	252	472	69
Recoverable Taxes	(10)	202	(225)	259	(465)
Inventories	(96)	57	(134)	(14)	(144)
Advances Expenses	(11)	23	(33)	49	(25)
Dividends Received	(24)	2	39	38	177
Other Account Receivables	82	(17)	9	108	(44)
Liabilities Additions (Reductions)	61	(393)	377	(1,044)	429

Suppliers	95	(78)	295	(615)	371
Advances to Clients	(2)	(9)	0	(12)	(24)
Fiscal Incentives	5	17	10	50	17
Taxes and Contributions	(113)	(363)	6	(451)	(66)
Others	76	41	66	(16)	132
Cash resulting from operating activities	549	213	717	1,489	828
Investment Activities	(1,899)	(192)	(187)	(3,158)	(1,160)
Investment	(1,615)	(3)	(19)	(2,304)	(255)
Fixed Assets	(244)	(186)	(174)	(807)	(869)
Deferred Assets	(40)	(3)	6	(46)	(37)
Subsidiaries and Affiliated Companies, Net	(9)	(1)	2	(11)	(4)
Financing Activities	1,598	(239)	(259)	1,481	(352)
Inflows	1,931	160	589	3,899	4,547
Amortization and Paid Interest	(317)	(400)	(789)	(2,366)	(4,362)
Share Buy-Back	0	0	(57)	0	(193)
Dividend/Interest attributable to Shareholders	(15)	(0)	(1)	(53)	(344)

Cash and Cash Equivalents Increase (Reduction)	239	(220)	273	(198)	(687)
Cash and Cash Equivalents at the beginning of period	962	1,181	1,126	1,399	2,086
Cash and Marketable Securities at the end of period	1,201	962	1,399	1,201	1,399

EXHIBIT XII
Braskem Sales Volume – Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Polyolefins Unit
. PE´s - Polyethylene	176,336	180,328	178,271	137,026	157,837	184,269	196,548	187,543
. PP - Polypropylene	108,761	119,469	128,347	96,657	111,652	127,929	129,389	125,620
. Total (PE´s + PP)	285,098	299,797	306,618	233,683	269,489	312,198	325,937	313,163

Vinyls Unit
. PVC - Polyvinyl Chloride	98,914	95,361	109,647	96,434	102,647	110,278	117,444	134,544
. Caustic Soda	105,351	101,189	107,190	110,125	103,305	109,349	112,870	124,947
. EDC	-	-	-	-	-	-	-	-
. Chlorine	14,002	14,499	15,163	15,064	15,333	15,040	15,069	15,215

Basic Petrochemical Unit
. Ethylene	58,485	58,382	52,477	56,629	62,051	58,021	59,051	64,209
. Propylene	86,427	80,827	87,349	71,854	86,704	96,420	91,193	92,805
. Benzene	39,387	38,572	34,172	37,458	38,073	34,111	31,660	37,262
. Butadiene	31,515	38,104	37,947	33,361	37,644	29,136	41,831	40,515
. Toluene	7,921	7,854	8,172	10,810	9,928	5,939	10,336	11,814
. Fuel (m3)	73,594	120,030	76,918	81,826	71,665	53,151	98,400	60,999
. Para-xylene	14,940	9,155	16,425	-	-	-	-	-
. Ortho-xylene	13,241	15,146	16,749	16,518	14,522	16,885	17,358	17,084
. Isoprene	3,290	4,226	3,436	1,859	2,227	1,476	1,254	1,561
. Butene 1	5,875	5,754	5,768	5,939	5,926	4,264	6,606	6,620
. Mixed Xylene	8,528	7,987	9,461	8,134	9,240	9,979	10,411	9,512

Business Development
. PET	9,152	11,297	14,957	15,180	17,475	14,057	13,044	15,757
. Caprolactam	8,927	8,501	4,862	3,445	4,307	4,664	5,059	4,236

EXHIBIT XIII
Braskem Sales Volume – Export Market

EXPORT MARKET - Sales Volume

tons	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Polyolefins Unit
. PE´s - Polyethylene	80,327	104,719	106,271	118,277	110,552	129,076	101,186	86,068
. PP - Polypropylene	12,858	15,876	19,588	28,389	23,549	27,374	13,617	12,474
. Total (PE´s + PP)	93,185	120,595	125,859	146,666	134,101	156,450	114,803	98,542

Vinyls Unit
. PVC - Polyvinyl Chlorid	12,831	8,309	6,958	4,300	17,455	10,872	7,216	3,496
. Caustic Soda	-	-	-	6,220	4,113	-	-	-
. EDC	38,980	34,145	17,969	13,002	36,190	12,373	31,202	25,125
. Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemical Unit
. Ethylene	-	-	-	-	-	-	-	-
. Propylene	29,606	25,359	29,261	25,277	24,553	29,828	21,712	16,868
. Benzene	41,092	43,396	53,472	52,567	45,579	57,530	64,567	42,004
. Butadiene	6,376	3,200	-	-	-	-	-	-
. Toluene	-	-	-	-	-	10,496	-	-
. Fuel (m3)	-	-	30,777	-	-	14,996	-	11,560
. Para-xylene	-	13,226	5,248	20,096	23,507	14,695	49,285	33,945
. Ortho-xylene	2,087	4,093	3,556	4,192	4,193	-	-	-
. Isoprene	13	14	14	14	-	830	2,517	836
. Butene 1	1,540	-	-	-	-	772	-	4,247
. Mixed Xylene	6,885	2,060	3,828	-	9,219	13,535	1,908	-

Business Development
. PET	425	10,650	1,304	1,000	353	249	516	148
. Caprolactam	4,771	2,871	4,860	5,250	7,788	4,675	5,776	8,459

EXHIBIT XIV
Braskem Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Polyolefins Unit
. PE´s - Polyethylene	556	534	595	517	549	635	698	693
. PP - Polypropylene	347	374	444	351	391	437	445	430
. Total (PE´s + PP)	902	907	1,039	868	941	1,072	1,144	1,122

Vinyls Unit
. PVC - Polyvinyl Chloride	245	228	278	257	255	276	312	373
. Caustic Soda	101	86	85	85	83	88	95	108
. EDC	-	-	-	-	-	-	-	-
. Chlorine	7	7	8	8	9	8	7	7

Basic Petrochemical Unit
. Ethylene	129	139	123	132	139	136	137	153
. Propylene	179	155	200	153	172	206	193	197
. Benzene	63	69	80	83	82	76	67	70
. Butadiene	73	85	95	88	92	70	98	82
. Toluene	12	14	18	18	18	12	19	21
. Fuel	72	124	76	81	68	51	93	57
. Para-xylene	31	20	47	-	-	-	-	-
. Ortho-xylene	26	30	41	39	32	39	40	32
. Isoprene	17	23	19	12	11	7	5	6
. Butene 1	14	13	16	15	15	11	16	18
. Mixed Xylene	17	17	25	20	20	23	24	21

Business Development
. PET	27	33	46	47	54	40	38	43
. Caprolactam	42	41	25	19	25	26	25	20

Others	188	79	195	196	155	153	131	173

Total	2,145	2,072	2,417	2,122	2,171	2,296	2,444	2,503

EXHIBIT XV
Braskem Net Revenue – Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Polyolefins Unit
. PE´s - Polyethylene	208	271	315	325	301	355	284	245
. PP - Polypropylene	32	41	54	73	61	72	38	35
. Total (PE´s + PP)	239	313	369	398	362	427	321	280

Vinyls Unit
. PVC - Polyvinyl Chloride	23	16	15	10	34	22	15	7
. Caustic Soda	-	-	-	3	3	-	-	-
. EDC	14	17	12	10	26	8	20	16
. Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemical Unit
. Ethylene	-	-	-	-	-	-	-	-
. Propylene	49	43	54	53	45	57	43	31
. Benzene	68	76	126	113	101	129	128	68
. Butadiene	11	6	-	-	-	-	-	-
. Toluene	-	-	-	-	-	17	-	-
. Fuel	-	-	42	-	-	20	0	12
. Para-xylene	-	28	12	45	49	33	100	62
. Ortho-xylene	3	6	8	7	8	-	-	-
. Isoprene	0	0	0	0	-	5	14	4
. Butene 1	2	-	-	-	-	1	-	13
. Mixed Xylene	9	3	7	-	12	22	2	-

Business Development
. PET	1	29	2	3	1	1	1	0
. Caprolactam	20	12	22	24	36	23	25	36

Others	143	209	191	187	17	73	35	78

Total	583	760	860	853	694	838	704	607

     EXHIBIT XVI
Copesul Income Statement
(R$ million)

Income Statement	4Q07 (A)	3Q07 (B)	4Q06 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	2007 (D)	2006 (E)	Change (%) (D)/(E)

Gross revenue	2,317	2,001	2,126	16	9	8,987	8,148	10
Net revenue	1,872	1,587	1,654	18	13	7,243	6,299	15
Cost of goods sold	(1,702)	(1,432)	(1,342)	19	27	(6,322)	(5,292)	19
Gross profit	170	154	312	10	(46)	922	1,007	(8)
Selling expenses	(19)	(21)	(26)	(9)	(26)	(62)	(56)	11
General and Administrative expenses	11	(8)	(18)	-	-	(51)	(68)	(26)
Depreciation and amortization	(11)	(3)	(3)	235	260	(21)	(12)	68
Other operating income (expenses)	6	2	7	182	(6)	9	20	(55)
Operating profit before financial result	156	124	271	26	(42)	798	891	(10)
Net financial result	12	9	18	38	(30)	24	(1)	-
Operating profit (loss)	168	133	289	27	(42)	821	889	(8)
Other non-operating revenue (expenses)	0	(2)	(1)	-	-	(8)	(4)	89
Profit (loss) before income tax and social contribution	168	131	288	28	(42)	813	885	(8)
Income tax / social contribution	(27)	(42)	(80)	(35)	(66)	(241)	(270)	(11)
Profit Sharing	(7)	(7)	-	9	-	(19)	-	-
Net profit (loss)	134	83	209	62	(36)	554	615	(10)

EBITDA	225	184	332	22	(32)	1,043	1,125	(7)
EBITDA Margin	12.0%	11.6%	20.0%	-0.4 p.p.	-8.0 p.p.	14.4%	17.9%	-3.5 p.p.
-Depreciacion and Amortization	69	60	60	14	14	245	234	5
. Cost	57	57	57	1	1	225	222	1
. Expense	11	3	3	235	260	21	12	68

     EXHIBIT XVII
Copesul Balance Sheet
(R$ million)

ASSETS	12/31/2007 (A)	09/30/2007 (B)	Change (%) (A)/(B)

Current Assets	1,484	1,441	3
. Cash and Cash Equivalents	653	524	25
. Account Receivable	228	138	65
. Inventories	508	526	(3)
. Recoverable Taxes	70	228	(69)
. Dividends/Interest on Owners' Equity	0	0	-
. Advances to Suppliers	13	5	153
. Others	12	21	(41)
Long-Term Assets	279	281	(1)
. Compulsory Deposits and Escrow accounts	10	10	3
. Deferred income taxes and social contribution	8	17	(52)
. Recoverable Taxes	139	135	3
. Others	121	119	2
Fixed Assets	1,970	999	97
.Investments	3	3	0
.Plant, property and equipment	1,032	987	4
.Deferred 935 9 10,159
Total Assets	3,733	2,722	37

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2007 (A)	09/30/2007 (B)	Change (%) (A)/(B)

Current	854	765	12
. Suppliers	419	320	31
. Short-term financing	182	85	114
. Salaries and social charges	48	42	12
. Dividends/Interest on Owners' Equity	109	4	2,518
. Income Tax Payable	2	233	(99)
. Receivable Taxes	50	60	(17)
. Advances from Clients	7	13	(47)
. Others	38	7	412
Long-Term Liabilities	1,629	241	577
. Long-term financing	175	157	12
. Taxes Payable	55	43	29
. Associated Companies	1,384	0	-
. Others	15	41	(64)
Shareholders' Equity	1,251	1,716	(27)
. Capital	532	910	(42)
. Revaluation Reserves	46	54	(13)
. Capital Reserves	151	238	(37)
. Profit reserve	106	79	35
. Retained Earnings (Losses)	415	435	(5)

Total Liabilities and Shareholders' Equity	3,733	2,722	37

EXHIBIT XVIII
Copesul Production, Sales Volume and Net Revenue
(R$ million)

Production Volume tons	4Q07 (A)	3Q07 (B)	4Q06 (C)	change % (A)/ (B)	change%	2007 (D)	2006 (E)	change%

					(A)/ (C)			(D)/ (E)

. Ethylene	300,246	296,588	310,330	1	(3)	1,196,063	1,200,015	(0)
. Propylene	155,838	156,061	161,698	(0)	(4)	622,394	633,665	(2)
. Benzene	74,404	76,437	82,000	(3)	(9)	311,148	303,838	2

Sales Volume tons	4Q07 (A)	3Q07 (B)	4Q06 (C)	change % (A)/ (B)	change%	2007 (D)	2006 (E)	change%

					(A)/ (C)			(D)/ (E)

Total
. Ethylene	299,627	303,540	310,385	(1)	(3)	1,206,234	1,187,662	2
. Propylene	156,257	154,767	162,997	1	(4)	621,970	634,859	(2)
. Benzene	82,004	75,850	84,640	8	(3)	320,164	297,927	7

Net Revenue R$ million	4Q07 (A)	3Q07 (B)	4Q06 (C)	change % (A)/ (B)	change%	2007 (D)	2006 (E)	change%

					(A)/ (C)			(D)/ (E)

Total
. Ethylene	697	670	679	4	3	2,721	2,683	1
. Propylene	345	339	360	2	(4)	1,381	1,425	(3)
. Benzene	149	159	193	(6)	(23)	670	588	14

EXHIBIT XIX
Ipiranga Petroquímica Income Statement
(R$ million)

Income Statement	4Q07 (A)	3Q07 (B)	4Q06 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	2007 (D)	2006 (E)	Change (%) (D)/(E)

Gross revenue	681	748	688	(9)	(1)	2,694	2,592	4
Net revenue	517	563	537	(8)	(4)	2,054	1,972	4
Cost of goods sold	(405)	(435)	(445)	(7)	(9)	(1,649)	(1,706)	(3)
Gross profit	112	127	92	(12)	21	406	266	52
Selling expenses	(13)	(8)	2	67	-	(50)	(28)	77
General and Administrative expenses	(18)	(14)	(24)	29	(25)	(67)	(70)	(5)
Depreciation and amortization	(3)	(2)	(0)	67	-	(7)	(2)	336
Other operating income (expenses)	(3)	(13)	(5)	(80)	(45)	(5)	(4)	14
Investments in Associated Companies	49	32	63	53	(23)	185	218	(15)
.Equity Result	49	32	63	53	(23)	185	218	(15)
Operating profit before financial result	124	123	129	1	(4)	462	380	22
Net financial result	(10)	(17)	(20)	(37)	(49)	(25)	(60)	(58)
Operating profit (loss)	114	106	108	7	5	437	320	37
Other non-operating revenue (expenses)	(14)	(0)	0	-	-	(9)	(0)	-
Profit (loss) before income tax and social contribution	100	106	108	(6)	(8)	428	320	34
Income tax / social contribution	(111)	(18)	(1)	523	-	(160)	2	-
Net profit (loss)	(11)	88	107	-	-	268	322	(17)

EBITDA	85	100	73	(14)	17	313	193	62
EBITDA Margin	16.5%	17.7%	13.6%	-1.2 p.p.	+2.9 p.p.	15.2%	9.8%	+5.4 p.p.
-Depreciacion and Amortization	10	9	8	13	31	35	30	17
. Cost	7	7	7	(0)	(1)	29	29	(1)
. Expense	3	2	0	67	-	7	2	336

EXHIBIT XX
Ipiranga Petroquímica Balance Sheet
(R$ million)

ASSETS	12/31/2007	09/30/2007	Change (%)
	(A)	(B)	(A)/(B)
Current Assets	759	705	8
. Cash and Cash Equivalents	127	58	120
. Account Receivable	281	344	(18)
. Inventories	214	186	15
. Recoverable Taxes	48	64	(25)
. Dividends/Interest on Owners' Equity	41	0	-
. Others	48	53	(10)
Long-Term Assets	122	219	(44)
. Associated Companies	0	0	-
. Compulsory Deposits and Escrow accounts	4	4	3
. Deferred income taxes and social contribution	8	120	(93)
. Recoverable Taxes	101	87	16
. Others	9	8	11
Fixed Assets	1,171	1,173	(0)
.Investments	593	602	(2)
.Plant, property and equipment	508	498	2
.Deferred	71	73	(3)

Total Assets	2,052	2,097	(2)

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2007	09/30/2007	Change (%)
	(A)	(B)	(A)/(B)
Current	613	879	(30)
. Suppliers	393	599	(34)
. Short-term financing	118	214	(45)
. Salaries and social charges	20	17	18
. Dividends/Interest on Owners' Equity	0	0	0
. Income Tax Payable	12	21	(42)
. Receivable Taxes	12	12	1
. Advances from Clients	55	8	558
. Others	2	8	(70)
Long-Term Liabilities	694	461	51
. Long-term financing	636	402	58
. Taxes Payable	41	44	(5)
. Others	16	15	8
Shareholders' Equity	745	756	(1)
. Capital	303	303	0
. Advances for Future Capital Increase	47	47	0
. Profit reserve	132	132	0
. Retained Earnings (Losses)	263	274	(4)

Total Liabilities and Shareholders' Equity	2,052	2,097	(2)

EXHIBIT XXI
Ipiranga Petroquímica Production, Sales Volume and Net Revenue
(R$ million)

Production Volume - tons	4Q07 (A)	3Q07 (B)	4Q06 (C)	change%	change%	2007 (D)	2006 (E)	change%

				(A)/ (B)	(A)/ (C)			(D)/ (E)

. PE´s	121,007	120,185	125,299	1	(3)	483,034	491,690	(2)
. PP	36,839	36,082	37,868	2	(3)	146,288	146,310	(0)
. Total (PE´s + PP)	157,846	156,267	163,167	1	(3)	629,322	638,000	(1)

Sales Volume - tons	4Q07 (A)	3Q07 (B)	4Q06 (C)	change%	change%	2007 (D)	2006 (E)	change%

				(A)/ (B)	(A)/ (C)			(D)/ (E)

Domestic Market
. PE´s	79,883	80,881	63,542	(1)	26	294,577	283,108	4
. PP	25,570	26,892	26,530	(5)	(4)	108,235	123,756	(13)
. Total (PE´s + PP)	105,453	107,773	90,072	(2)	17	402,812	406,864	(1)

Export Market
. PE´s	34,527	43,810	69,158	(21)	(50)	174,972	204,590	(14)
. PP	11,249	7,666	12,687	47	(11)	36,107	25,632	41
. Total (PE´s + PP)	45,776	51,476	81,845	(11)	(44)	211,079	230,222	(8)

Net Revenue R$ million	4Q07 (A)	3Q07 (B)	4Q06 (C)	change%	change%	2007 (D)	2006 (E)	change%

				(A)/ (B)	(A)/ (C)			(D)/ (E)

Domestic Market
. PE´s	311	318	220	(2)	41	1,089	913	19
. PP	96	104	100	(7)	(4)	397	417	(5)
. Total (PE´s + PP)	407	422	321	(4)	27	1,486	1,330	12

Export Market
. PE´s	83	121	185	(31)	(55)	476	577	(17)
. PP	27	20	32	35	(17)	92	65	42
. Total (PE´s + PP)	110	141	217	(22)	(49)	568	642	(11)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.